Exhibit 99.1

Elbit Systems Announces the Pricing of Underwritten Public Offering of 1,365,450 Shares

Haifa, Israel, May 21, 2025 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the “Company”) announced today the pricing of a public offering of 1,365,450 ordinary shares at a price to the public of $375 per share. All of the ordinary shares in the offering will be sold by the Company. In addition, the Company granted the underwriters of the offering a 30-day option to purchase from the Company 204,817 additional ordinary shares at the public offering price, less underwriting discounts and commissions. The ordinary shares offered in this offering are expected to be listed for trading on the Nasdaq Global Select Market. The offering is expected to close on May 23, 2025, subject to customary closing conditions.

The gross proceeds to Elbit Systems from the offering, before deducting underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $512 million (assuming no exercise of the underwriters' option). Elbit Systems intends to use the net proceeds from this offering for general corporate purposes.

BofA Securities, J.P. Morgan, Jefferies and Morgan Stanley are acting as the joint book-running managers with respect to the offering of the ordinary shares. Barak Capital Underwriting is acting as a placement agent for the underwriters in Israel.

The offering is being made pursuant to an effective shelf registration statement on Form F-3, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2025, which became effective immediately. The offering of ordinary shares is being made only by means of a prospectus supplement and accompanying prospectus. When available, copies of the prospectus supplement and accompanying prospectus relating to the offering may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus supplement and the accompanying prospectus may be obtained from: BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255, by telephone (toll-free) at 1-800-294-1322, or by email at dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone: 1-866-803-9204, or email: prospectus-eq_fi@jpmorgan.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at 1-877-821-7388, or by email at prospectus_department@jefferies.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, solicitation or sale of these securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.

Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. The Company reported $1.9 billion in revenues for the three months ended March 31, 2025 and an order backlog of $23.1 billion as of such date.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

Forward-Looking Statements

This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively, the “Company”), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including regarding the completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of the net proceeds from the offering. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others, including the duration and scope of the current war in Israel, and the potential impact on the Company’s operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the SEC, and in the registration statement and prospectus supplement and accompanying prospectus referred to above. All forward-looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements, except as required by applicable law.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this press release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.